

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Dennis D. Cirucci
President and Chief Executive Officer
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

> Re: **Alliance Bancorp, Inc. of Pennsylvania**
> **Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-169363**

Dear Mr. Cirucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please confirm that the prospectus cover page will be printed in 10-point type or larger.

De novo Branching, page 3

2.   We note your disclosure that you have no plans regarding de novo openings. Please reconcile this with the statements in the Pro Forma Valuation Report under table 2.1 indicating that the Bank plans to add one branch per year over the next two years. Please also revise the Use of Proceeds section on page 11 and discuss the estimated costs of opening each branch.

Emphasizing Origination of Commercial Real Estate Loans, page 3

3.   Please balance the discussion by disclosing the added risks of commercial real estate
       lending. Cross-reference to the first risk factor.

Continuing Residential Mortgage Lending, page 3

4.   If you plan on continuing to issue subprime loans, please indicate and discuss the risks.

Reasons for the Conversion and Offering, page 9

5.   Revise to disclose whether the board of directors considered any disadvantages to
       investors and shareholders of carrying out the conversion at this time, for example, the
       impact of the transaction on Return on Equity and the impact of the current timing of the
       transaction on the exchange ratio rather than under improved market conditions. Do the
       same under the heading "Purposes of the Conversion and Offering" on page 116 and on
       page 2 and page 24 of the supplemental prospectus for existing shareholders.

Risk Factors, page

6.   We note that your sub-prime loan portfolio is approximately 8% of total loans. Please
       revise to include a risk factor discussing this or tell us why you do not consider this a
       material risk.

Our Loans are Concentrated to Borrowers in Our Market Area…, page 21

7.   To the extent available, please provide quantified data regarding home price declines and
       increased foreclosure rates for your market area. Alternatively, disclose this information
       in the section entitled "Market Area and Competition" on page 64.

If Our Investment in the Common Stock [of] the Federal Home Loan Bank of Pittsburgh…, page
24

8.   Please discuss the impact of financial troubles at the FHLB Pittsburgh, and the system as
       a whole, on your ability to fund your operations using advances. We note your disclosure
       on page 60.

Summary Compensation Table, page 107

9.   We note that in the column labeled "Non-equity Incentive Plan Compensation" you have
       included bonuses paid under the company's incentive bonus program. Please revise to
       discuss the incentive plan. Alternatively, revise to disclose the bonuses awarded in the
       "bonus" column of the table.

<u>Cover Page of Supplemental Prospectus for the Existing Shareholders of Alliance Bancorp, Inc.
of Pennsylvania</u>

10.   Revise the cover page to clarify that the MHC will be voting on the conversion, and that
the existing public shareholders must approve the conversion by a majority vote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-
3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director